SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 –

Company Registry (NIRE) 41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

CAPEX of R$ 3.0 billion for 2025

Copel hereby informs its shareholders and the market in general that the Company's Board of Directors approved, on this date, the amount of R$ 3,029.1 million for the investment program (“Capex”) planned for 2025.

Capex accounts for 83% of the total approved by Copel Distribuição, with the continuous aim of increasing service quality, operational excellence, efficiency and composition of the regulatory asset remuneration base (BRR). Copel GeT is responsible for 15% of the investment to improve generation operating capacity and R$205 million is allocated for Reinforcements and Improvements of transmission lines. The remaining balance is estimated between Copel Comercialização, Copel Serviços and Holding.

Subsidiary	Previsto 2025
Copel Distribuição[1]	2,501.9
Copel Geração e Transmissão	464.1
Generation	158.9
Hydroelectric plants	82.1
Wind Farms	76.8
Trasnmission	221.6
Reinforcements/ Improvements[2]	205.0
Other investments	16.6
Other GeT projects [3]	83.6
Holding	9.1
Copel Comercialização	4.5
Copel Serviços and other shares[4]	49.5
Total Geral	3,029.1

Note: does not consider the appropriation of labor.

1Includes Paraná Trifásico, Smart Grid and Total Reliability projects

2Includes Modernization Plan - PMI.

3Includes COGT (Generation and Transmission Operations Center) modernization and substation improvements.

4Includes Copel’s innovation programs.

Curitiba, November 06, 2024

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 6, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.